iVoice Technology, Inc.
                                 750 Highway 34
                            Matawan, New Jersey 07747




                                    July 25, 2005



VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Daniel Lee

      Re:   iVoice Technology, Inc.
            Registration Statement on Form SB-2
            SEC File No. 333-120608
            ------------------------------------

Ladies and Gentlemen:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, iVoice Technology, Inc. (the "Company") hereby applies for the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-120608, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on November 18, 2004 and has not been declared effective and no securities have been sold in connection with the offering.

      The Registration Statement was filed pursuant to certain registration rights agreements between the Company and Cornell Capital Partners L.P. The transactions related to the above-mentioned registration rights agreements as well as the registration rights agreements have been terminated. Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

      If you have any questions concerning our request for withdrawal, please call Marilyn Feuer of Kramer Levin Naftalis & Frankel LLP, our counsel, at (212) 715-9149.



                                    Respectfully submitted,


                                    IVOICE TECHNOLOGY, INC.


                                    By: /s/ Arie Seidler
                                       --------------------------
                                       Name:  Arie Seidler
                                       Title: President


cc: Marilyn Feuer